AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 19, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

ISSUER TENDER OFFER STATEMENT

(PURSUANT TO SECTION 13(e)(1) OF THE

SECURITIES EXCHANGE ACT OF 1934)

NUVEEN GLOBAL HIGH INCOME FUND

(Name of Subject Company (Issuer))

NUVEEN GLOBAL HIGH INCOME FUND

(Name of Filing Person (Issuer))

COMMON SHARES OF BENEFICIAL INTEREST, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

67075G103

(CUSIP Number of Class of Securities)

Kevin J. McCarthy

Vice President and Secretary

333 West Wacker Drive, Chicago, Illinois 60606

312-917-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person(s))

Copies to:

David P. Glatz

Rita Rubin

K&L Gates LLP

70 W. Madison St.

Suite 3100

Chicago, Illinois 60602

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE
N/A	None

*	In accordance with General Instruction D to Schedule TO, no filing fee is required because this filing relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) to designate the appropriate provision(s) being relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

FOR IMMEDIATE RELEASE ATTENTION: BUSINESS/FINANCIAL EDITORS MEDIA CONTACT: KRISTYNA MUNOZ (312) 917-8343 KRISTYNA.MUNOZ@NUVEEN.COM

Nuveen Announces Board Approval of Tender Offer for Nuveen Global High Income Fund

CHICAGO, November 19, 2014 – Nuveen Investments, a leading global provider of investment services to institutions as well as individual investors, today announced that the Board of Trustees of Nuveen Global High Income Fund has approved a tender offer for the fund to purchase up to 25 percent of its outstanding common shares for cash at a price per share equal to 98 percent of the net asset value per share as of the purchase date, contingent upon the successful completion of the previously announced merger and combination of Nuveen Global Income Opportunities Fund (NYSE: JGG) and Nuveen Diversified Currency Opportunities Fund (NYSE: JGT)into the fund.

The fund currently expects its tender offer to commence on December 4, 2014 and expire on January 9, 2015, unless extended.

Additional terms and conditions of the tender offer will be set forth in the fund’s offering materials, which are expected to be distributed to common shareholders on or about December 4, 2014. If more than 25 percent of its outstanding common shares are tendered, and not withdrawn, the fund will purchase shares from tendering shareholders on a pro rata basis. Accordingly, shareholders cannot be assured that the fund will purchase all of its tendered common shares.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the fund. The fund has not yet commenced the tender offers described in this release. Any tender offer will be made only by an offer to purchase, a related letter of transmittal and other documents that will be filed with the SEC as exhibits to a tender offer statement on Schedule TO and will be available free of charge at the SEC’s website at www.sec.gov. Common shareholders should read the offer to purchase and tender offer statement on Schedule TO and related exhibits when those documents are filed and become available as they will contain important information about the tender offer. The fund will also make available, without charge, the offer to purchase and the letter of transmittal.

Nuveen Investments provides high-quality investment services designed to help secure the long-term goals of institutional and individual investors as well as the consultants and financial advisors who serve them. Nuveen Investments markets a wide range of specialized investment solutions which provide investors access to capabilities of its high-quality boutique investment affiliates—Nuveen Asset Management, LLC, Symphony Asset Management LLC, NWQ Investment Management Company, LLC, Santa Barbara Asset Management, LLC, Tradewinds Global Investors,

LLC, Winslow Capital Management, LLC and Gresham Investment Management LLC, all of which are registered investment advisers and independent investment subsidiaries of Nuveen Investments, Inc. Funds distributed by Nuveen Securities, LLC, a subsidiary of Nuveen Investments, Inc. Nuveen Investments operates as a separate subsidiary within TIAA-CREF, which is a leading provider of retirement and financial services in the academic, research, medical and cultural fields. In total, Nuveen Investments managed $231 billion as of June 30, 2014. For more information, please visit the Nuveen Investments website at www.nuveen.com.

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FORWARD LOOKING STATEMENTS

Certain statements made in this release are forward-looking statements. Actual future results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors. These include, but are not limited to:

•	the consummation of the combination of Nuveen Global Income Opportunities Fund and Nuveen Diversified Currency Opportunities Fund into Nuveen Global High Income Fund;

•	general economic conditions;

•	other legal and regulatory developments; and

•	other additional risks and uncertainties.

Nuveen and the closed-end funds managed by Nuveen and its affiliates undertake no responsibility to update publicly or revise any forward-looking statement.